Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)	Six months ended June 30,	Years ended December 31,
Fixed charges:	2017	2016	2015	2014	2013	2012
Interest expense including amortization of discounts and issuance costs	$58,113	$115,564	$107,631	$85,994	$74,761	$50,196
Interest capitalized	—	—	586	707	1,218	934
Rent expense (interest factor)	212	473	561	548	637	941
Total fixed charges	$58,325	$116,037	$108,778	$87,249	$76,616	$52,071
Earnings:
Income from continuing operations before income taxes	$307,421	$581,173	$487,650	$483,311	$456,771	$412,695
Fixed charges	58,325	116,037	108,778	87,249	76,616	52,071
Amortization of capitalized interest	182	642	874	1,044	927	917
Interest capitalized	—	—	(586)	(707)	(1,218)	(934)
Total Earnings	$365,928	$697,852	$596,716	$570,897	$533,096	$464,749

Ratio of Earnings to Fixed Charges	6.3	6.0	5.5	6.5	7.0	8.9